Toyota Motor Credit Corporation

 6565 Headquarters Drive

Plano, TX 75024

October 23, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Amendment No. 1 to Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017;
Notice of Disclosure under Section 13(r) of the Securities Exchange Act of 1934

Dear Sirs:

Toyota Motor Credit Corporation hereby provides notice that it has provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in its Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2017.

Very truly yours,

Toyota Motor Credit Corporation

By:	/s/ Katherine Adkins
Name: Katherine Adkins
Title: Group Vice President, General Counsel and Secretary